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EXHIBIT 99

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

MID Announces Write-Down Related to MEC Redevelopment of Gulfstream Park

April 27, 2004, Aurora, Ontario, Canada......MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") announced today that it will incur a write-down of approximately $25 million in the second quarter of 2004 from the racing operations of Magna Entertainment Corp. ("MEC"), a publicly traded subsidiary of MID. This write-down will negatively impact MID's consolidated diluted earnings per share for the second quarter of 2004, but will have no impact on the Funds from Operations ("FFO") of MID's Real Estate Business.

On Friday, April 23, 2004, MEC issued a press release disclosing that it will be proceeding with a major redevelopment of its Gulfstream Park racetrack, subject to obtaining all required permits and entitlements. The project will include significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course. It will also include the construction of a modern clubhouse/grandstand offering an array of restaurants, bars and entertainment facilities. The project is budgeted to cost approximately $120 million.

Since the project will entail the demolition of a substantial portion of the current buildings and related structures, temporary facilities will be erected to house the 2005 Gulfstream race meet. MEC announced that it will take a write-down in the amount of approximately $25 million in the second quarter of 2004 in connection with the redevelopment of Gulfstream. The need for such a write-down has been previously disclosed in MID's public filings where it described the proposed redevelopment. The new clubhouse/grandstand facility is expected to be operational for the 2006 Gulfstream race meet.

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of our income-producing properties are under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in MEC, North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For more information contact John Simonetti, Vice-President and Chief Financial Officer of MID, at (905) 726-7619.

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PRESS RELEASE MID Announces Write-Down Related to MEC Redevelopment of Gulfstream Park